August 14, 2007

By EDGAR AND Federal Express

Mr. Larry Spirgel
Assistant Director
Division of Corporation Finance
Securities and Exchange Commission
450 Fifth Street, N.W.
Washington, D.C. 20549

Re:                             Career Education Corporation
Form 10-K for the Fiscal Year Ended December 31, 2006
Filed March 1, 2007
File No. 0-23245

Dear Mr. Spirgel:

On behalf of Career Education Corporation (the “Company”), we enclose for your review our responses to comments 1 through 14 contained in the Staff’s letter dated July 17, 2007 (the “Letter”), relating to the Company’s Form 10-K for the year ended December 31, 2006 (“2006 Form 10-K”). For convenience of reference, the text of the comments in the Staff’s letter has been reproduced herein.

Contractual Obligations, page 81

1.                                      Please disclose your interest payment obligations in the table.

Response:

We excluded interest payment obligations from our Contractual Obligations table because interest payment obligations as of December 31, 2006, were immaterial to both our contractual obligations and our consolidated financial position as of such date and our consolidated results of operations or cash flows during any future period. The table reflects minimum cash payments due under contractual obligations, and minimum cash payments for interest are due only in connection with our capital lease obligations. Our capital lease obligations totaled approximately $4.0 million as of December 31, 2006. As disclosed in Note 13, Commitments and Contingencies, on page F-33 of our 2006 Form 10-K, minimum future interests payments due in connection with our capital lease obligations totaled approximately $0.6 million as of December 31, 2006, relative to total minimum future cash payments due under contractual obligations as of such date of approximately $1.1 billion.

We believe that minimum contractual interest payment obligations will continue to be immaterial to our contractual obligations, consolidated financial position, and consolidated results of operations and cash flows. However, in response to the Staff’s request for additional disclosure in comment 1, we hereby undertake to include minimum contractual interest payment obligations in our Contractual Obligations table in future periodic filings and have included such disclosure in our recently filed second quarter 2007 Form 10-Q.

Consolidated Statement of Cash Flows, page F-6

2.                                      Please present the provision for doubtful accounts as a reconciling item.

Response:

As the provision for doubtful accounts for the years ended December 31, 2006, 2005, and 2004, is specifically disclosed in Note 22 on page F-70 of our 2006 Form 10-K and the change requested by the Staff would have no impact on reported cash provided by operating activities during the three years then ended, we respectfully propose to present the provision for doubtful accounts as a reconciling item on a prospective basis in all future periodic filings and have included such disclosure in our recently filed second quarter 2007 Form 10-Q.

3.                                      Please tell us where you classified the discontinued operations cash flows in the consolidated statement of cash flows.

Response:

Cash flows from discontinued operations are combined with cash flows from continuing operations in the operating, investing, and financing sections of our consolidated statements of cash flows for the years ended December 31, 2006, 2005, and 2004.

Our cash flow presentation method is also consistent with the provisions of SFAS 95. Specifically, footnote 10 (to paragraph 26) of SFAS 95, provides, in part, that “separate disclosure of cash flows pertaining to…discontinued operations reflected in [the operating, investing and financing] categories is not required. An enterprise that nevertheless chooses to report separately operating cash flows of discontinued operations shall do so consistently for all periods affected…”

We also believe that our cash flow presentation method is consistent with recent clarifying guidance provided by the Staff. During the December 5-7, 2005 AICPA National Conference on Current SEC and PCAOB Developments, the Staff identified certain discontinued operations presentation formats considered to be inconsistent with

SFAS 95. In its remarks, the Staff specifically affirmed its position that the combination of cash flows from discontinued operations with cash flows from continuing operations within each cash flow statement category is an acceptable cash flow presentation format under SFAS 95.

b. Reclassification, page F-7

4.                                      Please tell us why the “net presentation” is appropriate. It is unclear to us whether the “net presentation” and the “gross presentation” are both acceptable accounting under GAAP. Include in your response references to appropriate accounting literature.

Response:

We believe that our reporting of student accounts receivable (“AR”) and unearned tuition revenue on a “net” basis is consistent with the conceptual accounting framework developed by the Financial Accounting Standards Board (the “FASB”) and provides the users of our financial statements with a more meaningful representation of our assets, liabilities, and overall financial position.

Description of the “Gross” Method and the “Net” Method

Two specific methodologies for reporting student AR and unearned tuition revenue are currently used in practice by both for-profit and not-for-profit education providers. These reporting methodologies are referred to as the “gross” method and the “net” method.

Under the gross method, an institution records on its balance sheet an asset (student AR) and a corresponding liability (unearned tuition revenue) for the full amount of a student’s program cost or term cost, depending on the institution’s specific billing cycle, when the student begins his or her program or term. The student AR balance is reduced as cash is collected by the institution, and the unearned tuition revenue balance is reduced as revenue is earned over the course of the program or term.

Under the net method, an institution “nets” the student’s gross AR balance against his or her gross unearned tuition revenue balance. If a student’s gross AR balance exceeds his or her gross unearned tuition revenue balance, a net earned student AR is reflected on the balance sheet. If a student’s gross unearned tuition revenue balance exceeds his or her gross AR balance, a net deferred tuition revenue balance is reflected on the balance sheet.

We understand that it is common practice for institutions, including large companies, SEC registrants, and other institutions within our industry, to present AR and unearned revenue utilizing the net method.

Relevant Technical Guidance

The question of whether it is appropriate to present student AR and unearned tuition revenue on a gross basis or net basis may be answered in the context of existing generally accepted accounting principles (“GAAP”), with specific reference to FASB Statement of Financial Accounting Concepts 6, Elements of Financial Statements (“Concept Statement 6”).

Concept Statement 6 states the following:

“An asset is a probable future economic benefit obtained or controlled by a particular entity as a result of past transactions or events. An asset has three essential characteristics: (a) it embodies a probable future net cash inflow, (b) a particular entity can obtain the benefit and control others’ access to it, and (c) the transaction or other event giving rise to the entity’s right to or control of the benefit has already occurred.” (Paragraphs 25 & 26)

“Since the transaction or event giving rise to an entity’s right to the future economic benefit must already have occurred, the definition excludes from assets items that may in the future become an entity’s assets but have not yet become its assets. An entity has no asset for a particular future economic benefit if the transactions or events that give it access to or control of the benefit are yet in the future.” (Paragraph 191)

“A liability is a probable future sacrifice of economic benefits arising from present obligations of a particular entity to transfer assets or provide services to other entities in the future as a result of past transactions or events. A liability has three essential characteristics: (a) it embodies a present duty or responsibility to one or more other entities that entails settlement by probable future transfer or use of assets at a specified or determinable date, on occurrence of a specified event, or on demand, (b) the duty or responsibility obligates a particular entity, leaving it little or no discretion to avoid the future sacrifice, and (c) the transaction or other event obligating the entity has already happened.” (Paragraphs 35 & 36)

It is also important to note that the general principles of Concept Statement 6 have been consistently applied in connection with subsequently issued accounting guidance regarding the recognition of assets and liabilities. We do not believe that a departure from Concept Statement 6 is warranted in this case, as the accounting issue in question is not unique, unusual, or otherwise outside the scope of the statement.

The basic revenue recognition principles of SAB 104 are also relevant to the question of whether it is appropriate to record receivables and deferred revenue on a net or gross basis. The Miller 2006 Revenue Recognition Guide, authored by Ashwinpaul C. Sondhi and Scott A. Taub, states that the SEC staff’s position is that it is generally not appropriate to record a receivable and offsetting deferred revenue when “the provisions for revenue recognition have not been met and payment has not been made,” and, as a result, “neither party to the contract has completed its obligations under the contract. As such, SEC registrants should treat the contract for accounting purposes as an executory contract under which neither party has performed in other words, the same way as if the contract had just been signed, with payment and performance expected in the future. This treatment results in neither a receivable nor a liability being reflected in the financial statements.”

The guide further asserts that “although the receivable and related deferred revenue may not be reflected in the financial statements, a company…may wish to record these entries in its internal records, to ensure that receivables are properly evaluated and followed up on, and that obligations…are appropriately considered. When the receivable and deferred revenue are not reflected in the financial statements, a company using this procedure should ensure that these assets and liabilities are eliminated. This is particularly important because financial statement users generally assume that amounts reflected as deferred revenue have already been paid for. As such, reflecting deferred revenue when no payment has been received may cause a user to misunderstand the company’s cash flow position.”

Company Student AR and Unearned Tuition Accounting Policy

Based on our interpretation of GAAP, we have adopted the net method of recording student AR and unearned tuition revenue.

Under our existing accounting policy with respect to student AR and unearned tuition revenue, tuition fees for the current academic term are charged to a student’s account within our student account management system and recorded as student AR in the general ledger on the first day of the term, with an equivalent offsetting amount recorded in our student account management system and the general ledger as unearned tuition revenue. These “gross” student AR and unearned tuition revenue balances are recorded at this point for internal student account tracking purposes only, not for financial reporting purposes. The gross student AR balance is subsequently credited as payments are received, and the related unearned tuition revenue balance is debited as tuition is earned. Tuition is earned ratably over the course of the period of instruction as academic services are provided.

Our policy of recording student AR and unearned tuition revenue in full on the first day of the term results in an inherent “gross-up” of student AR and unearned tuition revenue in the general ledger, whereby our student AR balance includes certain receivables that have not been earned and are not currently collectible and certain unearned revenue balances that have not been prepaid by students. In order to compensate for this distorting gross-up effect and reflect on our balance sheet only earned accounts receivable that are currently collectible based on services provided and unearned tuition revenue that has been prepaid by our students, our student account management system performs a netting procedure at the end of each financial reporting period, whereby each student’s gross AR balance is netted against his or her gross unearned tuition balance. If a student’s gross AR balance exceeds his or her gross unearned tuition revenue balance, because tuition revenue earned exceeds tuition payments received, the student is considered by our student account management system to be in a net earned tuition position. If a student’s gross unearned tuition revenue balance exceeds his or her gross receivable balance, because cash receipts exceed revenue earned, the student is considered by our student account management system to be in a net prepaid tuition position. This netting process is performed on an individual student basis, such that each student is in either a net earned tuition position or a net prepaid tuition position. Once the netting process has been completed for each student, our student account management system sums (1) the net earned AR balances of all students in a net earned tuition position and (2) the prepaid tuition balances of all students in a net prepaid tuition position, and these totals are reflected as student receivables and deferred tuition revenue, respectively, on our balance sheet.

As a result of our netting process, the student AR balance reflected on our balance sheet properly includes only amounts currently receivable for services that have been delivered, and our deferred tuition revenue balance includes only cash that has been collected from students for services that we have not yet delivered. The net presentation is consistent with Concept Statement 6, which requires that assets and liabilities reflect future economic benefits or obligations based on transactions or events that have occurred in the past, and provides readers of our financial statements with a more meaningful representation of our assets and liabilities than what would be provided using the gross method.

Note that when a student withdraws from school, the student’s receivable balance is netted against his or her deferred revenue balance, such that the student either owes us money or is due a refund. We believe this is another factor that supports the presentation of student AR and deferred tuition revenue on a net basis.

Evaluation of the Gross Method

While we believe that the net method is consistent with existing GAAP and provides an accurate and more informative presentation of student AR and deferred tuition revenue to users of our financial statements, we also believe that the use of the gross method is fundamentally inappropriate.

The utilization of the gross method requires institutions to include on their balance sheets assets related to future economic benefits that have not been earned as of the balance sheet date and transactions (i.e. the provision of services and recognition of revenue) that have not occurred as of the balance sheet date. It is clearly inappropriate to recognize revenue related to services to be provided in the future, and it is equally inappropriate to recognize an asset before the event that gives rise to the right to receive an economic benefit associated with it has occurred. Also, the utilization of the gross method gives rise to unearned tuition liabilities related to tuition fees that have not been prepaid and tuition revenue that is expected to be earned based on services to be provided in the future. Institutions incur no financial obligation to its students until tuition is prepaid. Therefore, the recording of unearned tuition revenue on a gross basis violates the requirement under Concept Statement 6 that liabilities be recorded only in connection with obligations related to events that have already occurred.

We believe that the use of the gross method could serve to distort the true level of an institution’s assets and liabilities and lead to a misrepresentation of an institution’s financial position. Among other things, it would result in a presentation on the balance sheet of assets that have not been earned and are not currently collectible and liabilities that do not represent actual existing claims on the institution’s assets. Institutions that use the gross method record student AR and an unearned tuition revenue liability in full on the first day of a term or program which results in an inherent “gross-up” of student AR and unearned tuition revenue liability on their balance sheet.  Institutions using the gross method record receivables that have not been earned and unearned tuition revenue liabilities for which they have not collected any cash.  Use of the gross method is also contrary to the guidance provided in The Miller 2006 Revenue Recognition Guide, authored by Ashwindpaul C. Sondhi and Scott A. Taub. Furthermore, the use of the gross method could confuse or mislead users of our financial statements who have come to expect our historical and consistent application of Concept Statement 6 with respect to our recognition of assets and liabilities.

f. Revenue Recognition, page F-9

5.                                      Please tell us and disclose your accounting policy for registration fees.

Response:

Our accounting policy for registration fees is identical to our accounting policy for tuition fees. We bill a student for registration fees at the beginning of an academic term, and we recognize registration fees as revenue on a straight-line basis over the academic term, which includes any applicable externship period.

In response to the Staff’s request for additional disclosure in comment 5, we hereby undertake to revise our disclosure in future Form 10-K filings to read as follows:

Our revenue is derived primarily from academic programs taught to students who attend our schools. We generally segregate our revenue into two categories, (1) tuition and registration fees and (2) other. Tuition and registration fees represent costs to our students of educational services provided by our schools. We generally bill a student for tuition and registration fees at the beginning of an academic term, and we recognize the tuition and registration fees as revenue on a straight-line basis over the academic term, which includes any applicable externship period. The portion of tuition and registration fee payments received from students but not earned is recorded as deferred tuition revenue and reflected as a current liability on our consolidated balance sheet, as such amount represents revenue that we expect to earn within the next year. If a student withdraws from one of our schools prior to the completion of the academic term, we refund the portion of tuition and registration fees already paid that, pursuant to our refund policy and applicable federal and state law and accrediting agency standards, we are not entitled to retain.

6.                                       Please tell us how you are accounting for the tuition refunds and the basis for your accounting. Also, tell us how you determine the refund amount based on your refund policy and applicable federal and state law and accrediting agency standards.

Response:

Tuition and registration fees paid by our students are subject to refund provisions established by applicable federal and state law and accrediting agency standards. Refund provisions expire ratably during the academic term, such that once a student has completed a certain specified portion of the term, tuition and registration fees paid are no longer refundable. A student may withdraw from school at any time, and the application of refund standards enables us to determine the total amount of tuition and registration fees that we are entitled to receive and recognize as revenue for academic services provided and the amount of paid tuition refundable to the student, if any.

In accordance with our tuition and registration fee revenue recognition policy, tuition and registration fees are not recognized as revenue until related refund provisions have lapsed. We believe this policy is consistent with the provisions of SAB 104, under which revenue may not be recognized until, among other things, the sales price is fixed or determinable. Specifically, SAB 104 states that “the sales price in arrangements that are cancellable by the customer is neither fixed nor determinable until the cancellation privileges lapse. If the cancellation privileges expire ratably over a stated contractual term, the sales price is considered to become determinable ratably over the stated term.”

As discussed above and disclosed in our 2006 Form 10-K, when a student withdraws from school, we refund the portion of tuition and registration fees already paid that we are not entitled to retain. In calculating the refund, if any, due to a student upon withdrawal, we consider federal and state law and accrediting agency standards and apply the refund standard that is most favorable to the student. This approach ensures that, in all cases, our refund calculation complies with all applicable standards. Generally, the amount of the refund due to a student is based upon (1) the portion of the academic term completed by the student as of the withdrawal date and (2) the amount of tuition and registration fees paid by the student as of the withdrawal date. Refunds due to former students are recorded as current liabilities on our consolidated balance sheet and paid within the time frame required by applicable regulatory standards.

7.             Please refer to the last paragraph on page F-10. Tell us why it is appropriate to account for the “single charge” as a single unit of accounting for revenue recognition. Include in your response references to appropriate accounting literature.

Response:

As disclosed in our 2006 Form 10-K, certain of our schools’ enrollment agreements provide for the schools to bill students a single charge that covers tuition and certain required program materials, such as textbooks, software, and supplies. Students in these programs do not have the option of purchasing only one of the deliverables; rather, the enrollment agreement obligates the student to pay one amount for educational instruction and related required program materials. The program material portion of the arrangement is delivered to the student at the beginning of the academic term, and the educational service portion of the arrangement is delivered to the student ratably during the course of the academic term. In accordance with general conditions for revenue recognition outlined in SAB 104 and the specific provisions for accounting for revenue arrangements with multiple deliverables outlined in EITF 00-21, billings under these arrangements are treated as a single unit of accounting and recognized as tuition and registration fee revenue on a straight-line basis over the academic period during which educational services are provided.

EITF 00-21 addresses the proper determination of whether an arrangement involving multiple deliverables contains more than one unit of accounting and how arrangement consideration should be measured and allocated to any separate units of accounting identified in the arrangement.

Technical Practice Aid (“TPA”) 5100.39 Software Revenue Recognition for Multiple Elements provides analogous guidance for determining whether or not multiple deliverables represent a multiple-element arrangement that should be analyzed under EITF 00-21. Under TPA 5100.39, the following factors regarding the nature of the arrangement should be considered:

•                                          The contracts or agreements are negotiated or executed within a short time from each other.

•                                          The different elements are closely interrelated or interdependent in terms of design, technology, or function.

•                                          The fee for one or more contracts or agreements is subject to refund or forfeiture or other concession if another contract is not completed satisfactorily.

•                                          One or more elements in one contract or agreement are essential to the functionality of an element in another contract.

•                                          Payment terms under one contract or agreement coincide with performance criteria of another contract or agreement.

•                                          The negotiations are conducted jointly with two or more parties to do what in essence is a single project.

For the following reasons, we believe that our enrollment agreements that provide for a single charge for tuition and program materials represent multiple-element arrangements that should be analyzed under EITF 00-21:

•                                          Before the start of the academic term, a student executes a single enrollment agreement that provides for the delivery of both educational services and required course materials. An agreement for the delivery of both deliverables is executed simultaneously.

•                                          The deliverables provided for under the enrollment agreement are highly interdependent, as the student cannot complete the educational program without the required program materials, and the program materials have de minimis value, if any, to an individual who is not enrolled in the related educational program.

•                                          Required program materials are essential to the functionality and effectiveness of a school’s delivery of academic services. A student is unable to achieve the benefit of the academic program without the required program materials.

Once it has been determined that a multiple-element arrangement should be analyzed under EITF 00-21, EITF 00-21 provides that revenue arrangements with multiple deliverables should be divided into separate units of accounting if the deliverables in the arrangements meet all of the following criteria:

1.                                       The delivered item has value to the customer on a stand-alone basis.

2.                                       There is objective and reliable evidence of the fair value of the undelivered item.

3.                                       If the arrangement includes a general right of return relative to the delivered item, delivery or performance of the undelivered items is considered probable and substantially in the control of the vendor.

Under EITF 00-21, if it is determined that an arrangement does not meet all of these criteria, the deliverables in an arrangement do not meet the separation criteria and, therefore, must be treated as one unit of accounting for purposes of revenue recognition. Generally, the revenue recognition guidance applicable to the final deliverable to be delivered should be followed for the combined unit of accounting. However, in cases in which another item is clearly the predominant deliverable in the arrangement, it may be appropriate to apply the revenue recognition guidance applicable to the predominant item to the combined unit of accounting.

Required course materials for these programs provided to students do not have value to the student on a stand-alone basis. The materials include textbooks and software that have been specifically designed for use in connection with the completion of our unique academic courses. Program materials delivered to students in these programs are available only to students enrolled in the program. They may not be purchased separately by students or non-students, and they may not be purchased by students or non-students from a third-party vendor. Although other vendors may offer textbooks and software with similar content and functionality to textbooks and software that we provide to our students, we believe the use of these substitute products in conjunction with academic services that we provide would result in a significant diminution of the overall value of the educational services received by the student. Theoretically, program materials could be resold to third party, but, given that the materials are specifically tailored for use with our unique academic courses, the value of such materials as an educational tool would be de minimis. Given the high degree of customization associated with these program materials, the program materials only have meaningful value when utilized as intended in connection with our educational programs. Additionally, upon completion of these programs, a secondary market does not exist for the resale of these program textbooks, software, and supplies by former students to new students because the new students are required to pay a single charge for all educational services and program materials.

Additionally, the enrollment agreements that provide for a single charge for tuition and program materials do not include a right of return with respect to delivered program materials. If a student withdraws from school, he or she may be entitled to a refund of a portion of the single total program charge in accordance with the school’s refund policy, but there are no specific refund provisions associated with the program material portion of the total program charge. Upon a student’s withdrawal, the refund policy is applied to the total program cost as a single charge, and the amount of the refund due, if any, is based on the total program charge, payments made as of the withdrawal date, and the portion of the program completed by the student as of the withdrawal date.

Because required course materials provided to students do not have value to the customer on a stand-alone basis and no right of return exists with respect to delivered program materials, we do not believe that the multiple deliverables included in our enrollment agreements that provide for a single charge for tuition and program materials meet all of the EITF 00-21 separation criteria. As such, under EITF 00-21, the deliverables should be treated as one unit of accounting. Since the tuition portion of the arrangement represents both the final deliverable to be delivered and predominant deliverable in the arrangement, we recognize the single charge for tuition and required program materials as revenue on a straight-line basis during the period of academic instruction.

8.                                      Please tell us how you considered the extended payment plans disclosed on page 59 in determining the accounting for the related tuition revenue. Also, tell us how you concluded that collectibility is reasonably assured on these student receivables.

Response:

As disclosed in our 2006 Form 10-K, during the third quarter of 2006, we began offering our students extended payment plans to finance a portion of their program cost not covered by federal, state, or private financial aid options that are available to and utilized by most of our students. These extended payment plans require students to make a monthly payment while they attend school and allow them to pay their remaining balance after they graduate or otherwise leave school. Under extended payment plans, students may be granted up to 10 years to repay their extended payment plan balances. Revenue recognized during 2006 in connection with tuition charges funded with extended payment plans was not material to our consolidated results of operations, and, in light of limitations that we have imposed upon the financing of tuition charges via extended payment plans, we do not believe that revenue recognized in future periods in connection with tuition charges financed via extended payment plans will be material.

We review the credit history of each student who applies for extended payment plan financing to ensure that the level of credit risk associated with the student is acceptable, and only students with a certain minimum credit score are approved for such financing. Also, as noted above, extended payment plans require students to make payments while in school, and any students who are unable to remain current on extended payment plan payment obligations are discharged from school. As such, we believe that collection of amounts due under extended payment plans is reasonably assured, and, thus, in accordance with our tuition revenue recognition policy, the tuition charges financed by extended payment plans are recognized as revenue ratably during the related academic term.

Extended payment plan balances due from students are unsecured, and, thus, carry a collection risk. However, we believe that such collection risk is properly considered in our establishment of our allowance for doubtful accounts with respect to amounts due under extended payment plans. The reserve percentage applied to amounts due under extended payment plans is based on our collections history with respect to other unsecured student receivables. The net extended payment plan receivable balance included in net student receivables on our consolidated balance as of December 31, 2006, is immaterial, and we do not expect such balance to be material in the future.

g. Cash and Cash Equivalents, page F-10

9.                                      Although you received the Title IV Program funds, we note that you do not recognize these funds as restricted cash balances until all restrictions have lapsed. Please tell us why these funds are not recognized until all restrictions have lapsed.

Response:

Upon the initial receipt of Title IV Program funds, we debit a cash account and credit a contra cash account, such that the net impact of the restricted cash receipt on our reported cash balance is zero. Within three days of receiving Title IV Program funds, we verify student eligibility for the receipt of such funding and, as appropriate, disburse funds to the applicable students, at which point we debit the contra cash account and credit student accounts receivable. Title IV Program funds received for which students are ineligible are refunded to the DOE.

Because Title IV Program funds are subject to refund to the DOE in the event that students are determined to be ineligible to receive such funding, we do not believe it is appropriate to record a cash asset and a reduction of student accounts receivable until eligibility has been verified and funds have been disbursed.

Historically, the amount of undisbursed Title IV Program funds recorded in contra cash accounts has not been material to our consolidated cash balance or financial position, largely due to the DOE’s requirement that Title IV Program funds be disbursed to students within three days of receipt. The balance of undisbursed Title IV Program funds recorded in contra cash accounts as of December 31, 2006, was $5.2 million, relative to our consolidated cash balance as of such date of $188.1 million.

i. Investments, page F-10

10.                               We note that you classify investments with terms greater than one year as a current asset because you can generally divest these investments 30 days from the purchase date. Please tell us what is meant by “generally” and why the current asset classification is appropriate under GAAP.

Response:

Our investments consist primarily of municipal rate auction rate securities. The terms of maturity of such securities, which are accounted for as “available-for-sale” in accordance with the provisions of SFAS 115, are typically greater than one year. As disclosed in our 2006 Form 10-K, we classify municipal auction rate securities as current assets on our consolidated balance sheet because we are generally able to divest our holdings in such securities at auction 30 days from our purchase date. The term “generally” was used to provide for rare circumstances when we are unable to divest our holdings in auction rate securities within 30 days. However, in all cases, we have the intent and ability to divest our holding in auction rate securities within one year, which is the relevant standard for balance sheet classification purposes.

Although the stated terms to maturities of certain of our available-for-sale investments, including auction rate securities, are greater than one year, all of our available-for-sale investments are classified as current assets on our consolidated balance sheet because the investments are readily marketable, available for use in our current operations, and reasonably expected to be sold within one year. We believe that such current asset classification is consistent with the provisions of SFAS 115. Paragraph 17 of SFAS 115 states that “an enterprise shall report…individual available-for-sale securities as either current or noncurrent, as appropriate, under the provisions of ARB 43, Chapter 3A, Working Capital — Current Assets and Current Liabilities.” Paragraph 4 of Chapter 3A of ARB 43 indicates that “the term current assets is used to designate cash and other assets or resources commonly identified as those which are reasonably expected to be realized as cash or sold or consumed during the normal operating cycle of business.” The paragraph further states that the term also includes “marketable securities representing the investment of cash available for current operations” and that “a one-year time period is to be used as a basis for the segregation of current assets in cases where there are several operating cycles occurring within a year.”

Our intent and ability to sell our available-for-sale investments in the short term is supported by our relatively high volume of annual available-for-sale investment sales. As disclosed in our consolidated statements of cash flows on page F-6 of our 2006 Form 10-K, proceeds from sales of available-for-sale investments during 2006 totaled approximately $950.5 million, relative to an average available-for-sale investment balance during 2006 of approximately $265.9 million, which suggest that our investments turned approximately 3.6 times during 2006, or approximately once every 100 days.

To provide further information regarding our compliance with paragraph SFAS 115 and ARB 43 in response to the Staff’s comment 10, we have revised our investment accounting policy disclosure in our second quarter 2007 Form 10-Q and propose to revise our disclosure in future periodic filings to read as follows:

Investments, which primarily consist of municipal auction rate securities and asset-backed securities, are classified as “available-for-sale” in accordance with the provisions of SFAS No. 115, Accounting for Certain Investments in Debt and Equity Securities and are recorded at fair value. Any unrealized gains or temporary unrealized losses, net of income tax effects, are reported as a component of accumulated other comprehensive income on our consolidated balance sheet.

Realized gains and losses are computed on the basis of specific identification and are included in miscellaneous other income (expense) in our consolidated income statement. As of [Insert Date], the stated terms to maturity of certain of our available-for-sale investments are greater than one year. However, all of our available-for-sale investments are classified as current assets on our consolidated balance sheets because the investments are readily marketable, available for use in our current operations, and reasonably expected to be sold within one year.

l. Goodwill and Indefinite-lived Intangible Assets, page F-11

11.                               Please identify your reporting units and tell us how these reporting units were determined under paragraph 30 of SFAS 142 and EITF D-101.

Response:

Identification of Reporting Units

Our reporting units, which have been identified in accordance with the specific provisions of SFAS 142 and EITF D-101, include the following:

•                                          Academy division

•                                          Colleges division

•                                          Culinary Arts division

•                                          Health Education division

•                                          International division

•                                          University division — On-ground campuses

•                                          University division — Online campuses

Please note that our University-Online campuses reporting unit was developed internally, and, thus, no goodwill has been allocated to this reporting unit.

Determination of Reporting Units Under SFAS 142 and EITF D-101

Under SFAS 142, “a reporting unit is an operating segment or one level below an operating segment (referred to as a component). A component of an operating segment is a reporting unit if the component constitutes a business for which discrete financial information is available and segment management regularly reviews the operating results of that component.”

Our operating segments, which have been determined in accordance with the provisions of SFAS 131, include the following:

•                                          Academy division

•                                          Colleges division

•                                          Culinary Arts division

•                                          Health Education division

•                                          International division

•                                          University division

Each of our operating segments is comprised of individual schools, which represent components of operating segments under SFAS 142. All schools within the Academy division, the Colleges division, the Culinary Arts division, the Health Education division, and the International division (the “On-ground Divisions”) are on-ground based, meaning that educational services are provided by the schools in-person in a classroom, laboratory, or kitchen setting. Our University division is comprised of on-ground schools and on-line schools, which provide educational services in an online setting.

Based on the following factors, we believe that each of our school components constitutes a reporting unit under SFAS 142:

•                                          Although our schools receive support services from corporate and divisional staff, each school, including its main campus and branch campus locations, is capable of operating as an autonomous business.

•                                          Discrete financial information is available for each school within each school operating segment. School-level balance sheets and income statements are generated on a monthly basis.

•                                          School-level financial information is reviewed on a regular basis by divisional management, who report to corporate senior management, including the chief operating decision maker.

While we believe that each of our school components constitutes a reporting unit, SFAS 142 provides for the aggregation of components within an operating segment into a single reporting unit if the components are similar. Specifically, SFAS 142 states that “two or more components of an operating segment shall be aggregated and deemed a single reporting unit if the components have similar economic characteristics” and that “an operating segment shall be deemed to be a reporting unit if all of its components are similar, if none of its components is a reporting unit, or if it comprises only a single unit.”

Footnote 20 of paragraph 30 of SFAS 142 states that the guidance in paragraph 17 of SFAS 131 shall be considered in determining whether or not the components of an operating segment have similar economic characteristics. Based on the guidance provided in Paragraph 17, components of an operating segment may be considered similar if the components “have similar economic characteristics” and “are similar in each of the following areas”:

•                                          The nature of the products and services;

•                                          The nature of the production processes;

•                                          The type or class of customer for their products and services;

•                                          The methods used to distribute their products or provide services; and

•                                          If applicable, the nature of the regulatory environment.

Based on the following factors, we believe that all on-ground school components within each of our school divisions are similar, such that each of our On-ground Divisions and the aggregation of the on-ground schools within our University division constitute single reporting units under SFAS 142:

•                                          Similar economic characteristics.   On-ground schools within each division share very similar fixed and variable costs structures and are reasonably expected to generate similar long-term operating margin rates.

•                                          The nature of products and services.   Although specific programs of study and curricula offerings may vary slightly across on-ground schools within each division, there are no substantive differences among the nature of products and services provided by on-ground schools within a division. All on-ground schools within each division provide private, for-profit, career-oriented, postsecondary education within one or more of our five core career-oriented disciplines. Minor differences in the specific curriculum offerings of on-ground schools within each division are typically a result of simple differences in the timing of the implementation of certain programs, but, overall, the nature of goods and services provided by each on-ground school within each division is very similar. For example, our schools within our Culinary Arts division only offer career-oriented disciplines of culinary arts, baking and pastry arts, and hotel and restaurant management.

•                                          The nature of the production processes.   The overall processes of marketing programs, admitting students, processing financial aid, managing student retention, delivering educational services, and placing graduates are highly consistent among all on-ground schools within each division. Thus, the nature of the “production processes” of all on-ground schools within each division is very similar.

•                                          Type or class of customer for products or services.   There are no substantive differences among the customers of on-ground schools within each division. Although the specific demographic characteristics of target market segments may vary slightly among on-ground schools within each division, the respective customer bases for all on-ground schools are highly similar. All on-ground schools within each division pursue and attract post-secondary students seeking private, career-oriented education. The specific career goals and educational interests of individual customers may differ, but the types of customers for the services of each on-ground school within each division are very similar.

•                                          Methods used to distribute products or provide services.   Specific methods used by on-ground schools to provide educational services are highly consistent among on-ground schools within each division. In certain cases, the specific methods used by on-ground schools within a division may vary slightly based on the nature of the specific on-ground schools’ program offerings, but, overall, the delivery methods among on-ground schools within each division are very similar. Educational services provided by on-ground schools within our Academy, Colleges, Health Education, International, and University divisions are delivered to students by instructors in either a classroom or laboratory setting. Educational services provided by on-ground schools within our Culinary division are delivered in a classroom or kitchen setting. Thus, the methods used by each on-ground school within each division to provide services are very similar.

•                                          Nature of regulatory environment.   Although specific laws, rules, and regulations vary based on nation, state, or region of operation or accreditation, on-ground schools within each division are each subject to significant and common regulation by federal and state government bodies and accrediting agencies. With the exception of our IADT-Toronto school, which is included in our Academy division and subject to applicable Canadian national and provincial standards, all on-ground schools within our Academy, Colleges, Culinary, Health Education, University divisions are subject to the rules and regulations of the U.S. Department of Education and accredited by a national or regional accrediting body recognized by the DOE. Each of our on-ground schools in our International division, as composed as of December 31, 2006, is located in France and subject to the rules and regulations of the French Ministry of Education. Thus, we believe that the regulatory environment of each on-ground school within each division is very similar.

EITF D-101 states that the following factors, in addition to those specifically identified in Paragraph 17 of SFAS 131, should be considered in determining whether or not components of an operating segment are economically similar and should be combined into one reporting unit:

•                                          The manner in which an entity operates its business and the nature of those operations;

•                                          Whether goodwill is recoverable from the separate operations of each component business or from two or more component businesses working in concert;

•                                          The extent to which the component businesses share assets and other resources; and

•                                          Whether the components benefit from common research and development projects.

The operations of on-ground schools within each of our divisions are highly similar and managed at the divisional and corporate level in a similar fashion. Goodwill attributable to on-ground schools within each division is generally realized by those on-ground schools working in concert with one another and capitalizing on certain economic and operational synergies. On-ground schools within a division also often share resources, including technology, curriculum, marketing, creative advertising, lead generation, procurement services, and divisional and corporate support staff, and benefit from development projects initiated and conducted by corporate personnel. As such, we believe our on-ground school components within each of our divisions may be considered economically similar under the criteria established by EITF D-101, such that each On-ground Division and the aggregation of the on-ground schools within our University division constitute single reporting units under SFAS 142.

Note that the school components within our University division have been aggregated into two separate reporting units, University division — On-ground campuses and University division — Online campuses. The on-ground campuses provide educational instruction to students in a classroom setting, while the online campuses provide educational instruction to students in an online setting. Based on the significant difference in the manner by which services are provided, we do not believe that University division online schools are economically similar to University division on-ground schools. However, all University division online schools share similar economic characteristics, including similar fixed and variable costs structures, products and services, similar operating processes, similar classes of customers, similar service delivery methods, and similar regulatory environments, such that it is appropriate under SFAS 142 to aggregate the online campuses of the University division into a single reporting unit.

r. Deferred Rent Obligations, page F-12

12.                               Please tell us why tenant improvement allowances are recognized as leasehold improvement asset and deferred rent obligation. It appears to us that the tenant improvement allowances due or received from lessors should be recognized as a receivable or cash and deferred rent obligation. We note that you recognized the cash outflow as a capital expenditure (investing activity) and cash inflow as operating activities.

Response:

When we execute a lease that provides for a tenant improvement allowance to be received from the lessor, thereby establishing the right to receive a cash incentive, we debit a tenant improvement allowance receivable account and credit deferred rent obligation. When the tenant improvement allowance is received from the lessor, we debit cash and credit the tenant improvement allowance receivable account. When the cash received from the lessor is utilized to acquire leasehold improvements, we debit leasehold improvements and credit cash.

As noted in Staff comment 12 and disclosed on page F-13 of our 2006 Form 10-K, we recognize capital expenditures funded by tenant improvement allowances as a cash outflow within investing activities, and we recognize cash tenant improvement allowances received from lessors as a cash inflow within operating activities.

We believe that our accounting for tenant improvement allowances is consistent with clarifying guidance regarding certain operating lease accounting issues provided by the Staff in its February 7, 2005, letter to the American Institute of Certified Public Accountants. In the letter, the Staff affirmed its position that “(a) leasehold improvements made by a lessee that are funded by landlord incentives or allowances under an operating lease should be recorded by the lessee as leasehold improvement assets and amortized over a term consistent with the guidance in FASB Statement 13 (“SFAS 13”), Accounting for Leases, as amended; (b) the incentives should be recorded as deferred rent and amortized as reductions to lease expense over the lease term in accordance with paragraph 15 of SFAS 13 and the response to Question 2 of FASB Technical Bulletin 88-1, Issues Relating to Accounting for Leases, and therefore, the staff believes it is inappropriate to net the deferred rent against the leasehold improvements; and (c) a registrant’s statement of cash flows should reflect cash received from the lessor that is accounted for as a lease incentive within operating activities and the acquisition of leasehold improvements for cash within investing activities.”

To provide further information in response to the Staff’s comment 12, we propose to revise our deferred rent obligations policy disclosure in future Form 10-K filings to read as follows:

We record tenant improvement allowances as a deferred rent obligation on our consolidated balance sheet and a cash inflow from operating activities in our consolidated statement of cash flows. We record capital expenditures funded by tenant improvement allowances received as a leasehold improvement on our consolidated balance sheet and a capital expenditure in our consolidated statement of cash flows.

v. Recourse Loan Fees, page F-14

13.                               Please tell us why it is appropriate to classify the discount fees amortization as a reduction of tuition revenue. Include in your response references to appropriate accounting literature.

Response:

As disclosed on page F-14 of our 2006 Form 10-K, we classify the 25% discount fee incurred in connection with agreement with Sallie Mae as a reduction of the related revenue. Although a student’s account is credited for 100% of the balance of a recourse loan funded under the agreement, we receive only 75% of the loan proceeds disbursed to the student. As such, the discount fees are classified as a reduction of revenue, such that total revenue recognized equals the amount that we actually receive from the student.

Consider the example of a student who receives a $1,000 loan directly from Still Water under our agreement with Still Water to finance a $1,000 tuition charge. In this scenario, we will receive net cash of $750, representing the $1,000 loan proceeds less the $250 discount fee, and recognize net revenue of $750, representing the $1,000 tuition charge less the $250 discount fee.

We believe that our accounting for discount fees is consistent with the provisions of SAB 104. Under SAB 104, revenue may not be recognized unless collection is reasonably assured. As collection of only 75% of tuition charges financed with loans disbursed under our agreement with Sallie Mae is reasonably assured, under SAB 104, only 75% of the related tuition charges should be recognized as revenue.

Loans funded under our agreement with Sallie Mae were not subject to discount fees prior to an amendment to the agreement that went into effect in March 2007. As such, the discount fees due under the amended agreement had no impact on the financial statements reflected in our 2006 Form 10-K.

4. Discontinued Operations, page F-16

14.                               We note that you “expect to have no significant continuing involvement with the entities after they have been sold.” Based on this disclosure, please tell us why your accounting is appropriate under paragraph 42 of SFAS 144.

Response:

In accordance with paragraph 42 of SFAS 144, “the results of operations of a component of an entity that has either been disposed of or is classified as held for sale shall be reported in discontinued operations in accordance with paragraph 43 if both of the following conditions are met: (a) the operations and cash flows of the component have been (or will be) eliminated from the ongoing operations of the entity as a result of the disposal transaction and (b) the entity will not have any significant continuing involvement in the operations after the disposal transactions.”

Because the operations and cash flows of our schools held for sale will be eliminated from the Company’s ongoing operations as a result of the sale and the Company will have no significant continuing involvement in the operations of our schools held for sale after the sale transaction, the results of operations of our schools held for sale were reported as discontinued operations in our 2006 Form 10-K.

To provide further clarity regarding our compliance with paragraph 42 of SFAS 144 in response to the Staff’s comment 12, we have included the following disclosure in our recently filed second quarter 2007 Form 10-Q and undertake to revise our related disclosure in future periodic filings to read as follows:

We will have no significant continuing involvement with the entities after they have been sold.

In connection with this submission, we hereby acknowledge that the Company is responsible for the adequacy and accuracy of the disclosure in its filings, and we further acknowledge that Staff comments and proposed changes to disclosure in response to Staff comments do not foreclose the Securities and Exchange Commission (the “Commission”) from taking any action with respect to the filings. We also represent that Staff comments may not be asserted as a defense in any proceeding by the Commission or any person under the federal securities laws of the United States.

We believe the responses above fully address comments 1 through 14 in the Letter. Please call me at (847) 585-3815 if you have any questions regarding the above responses or the proposed disclosure that we intend to include in future periodic filings.

Sincerely,

/s/ Patrick K. Pesch
Patrick K. Pesch
Executive Vice President,
Chief Financial Officer, Treasurer and Assistant Secretary
(Principal Financial and Accounting Officer)

Date: August 14, 2007

cc:	Michael Henderson
Dean Suehiro
Kyle Moffatt
Lawrence D. Levin
Timothy J. Hohulin